Issuer Free Writing Prospectus filed pursuant to Rule
433 supplementing the Preliminary Prospectus Supplement dated
May 3, 2011 and the Prospectus dated January 4, 2011
Registration No. 333-171526
January 4, 2011
CCO HOLDINGS, LLC
CCO HOLDINGS CAPITAL CORP.
This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$1,500,000,000

Title of Securities:	6.500% Senior Notes due 2021

Final Maturity Date:	April 30, 2021

Issue Price:	100.000%, plus accrued interest, if any

Coupon:	6.500%

Yield to Maturity:	6.500%

Spread to Benchmark Treasury:	324.9 bps

Benchmark:	3.625% UST due 02/15/21

Interest Payment Dates:	April 30 and October 30

Record Dates:	April 15 and October 15

First Interest Payment Date:	October 30, 2011

Gross Proceeds:	$1,500,000,000

Underwriting Discount:	1.30%

Net Proceeds to the Issuers before Estimated Expenses:	$1,480,500,000

Optional Redemption:	Except as described below, the Notes are not redeemable before April 30, 2015. On or after April 30, 2015, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (express as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 30 of the years indicated below:

Date	Price
2015	104.875%
2016	103.250%
2017	101.625%
2018 and thereafter	100.000%
At any time prior and from time to time prior to April 30, 2015, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to April 30, 2014, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 106.500% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:	UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Credit Agricole Securities (USA) Inc.
Morgan Joseph TriArtisan LLC

Allocation:

Name	Principal Amount of Notes
UBS Securities LLC	$252,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	252,000,000
Citigroup Global Markets Inc.	252,000,000
Credit Suisse Securities (USA) LLC	252,000,000

Deutsche Bank Securities Inc.	252,000,000
J.P. Morgan Securities LLC	41,250,000
U.S. Bancorp Investments, Inc.	41,250,000
RBC Capital Markets, LLC	41,250,000
Goldman, Sachs & Co.	37,500,000
Morgan Stanley & Co. Incorporated	37,500,000
Credit Agricole Securities (USA) Inc.	11,250,000
Morgan Joseph TriArtisan LLC	30,000,000

$1,500,000,000

Use of Proceeds:	We intend to use the proceeds of this offering (i) to make an equity contribution to Charter Operating, (ii) to make an intercompany loan to Charter Operating, (iii) to pay fees and expenses related to this offering, and (iv) for general corporate purposes. Charter Operating intends to use the proceeds from the contribution and intercompany loan to repay borrowings under one or more term loan portions of Charter Operating’s credit facilities, which may include term loans held by affiliates of the underwriters or Charter and to repay borrowings under the revolving portion of Charter Operating’s credit facilities.

Trade Date:	May 3, 2011

Settlement Date:	May 10, 2011 (T+5)

Ratings*:	B1/BB-/BB-

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP AU7

ISIN: US1248EPAU74

Listing:	None

Additional Information:	The following language is hereby added to the section entitled “Underwriting” on page S-84 of the Preliminary Prospectus Supplement:

We expect that delivery of the Notes will be made to investors on or about May 10, 2011, which will be the fifth business day following the date of this prospectus supplement (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their own advisor.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.